FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

“Robert Pirooz”

Dated:

November 12, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
AMEX / TSX: LCC
"November 12 - 2004"	NR:04-20

LUMINA REPORTS THIRD QUARTER 2004 HIGHLIGHTS

Vancouver, British Columbia – Lumina Copper Corp. reports on its activities and financial results for the quarter ended September 30, 2004 (“Q3”).

Activities in the quarter focused primarily on the Regalito Property in Chile where the company has recently completed 30,000 meters of drilling in 114 core and reverse circulation drill holes. The program was designed to delineate the extent of copper oxide and secondary sulphide zones present on the property. The program was successful in delineating the extent of significant mineralization to the north, east and west, but the deposit remains open to the southwest, south and southeast.  A preliminary metallurgical testing program that was initiated during the second quarter is currently ongoing.  A more extensive metallurgical testing program involving column tests is scheduled to begin during the fourth quarter.  Vector Engineering, an independent mining consultancy firm with experience in the design and construction of copper heap leaching operations, was retained to provide a preliminary layout analysis for a conceptual leaching operation at Regalito.

As at September 30, 2004, Lumina had cash and cash equivalents of $3,450,674 and working capital of $3,432,430.  Total assets were $17,155,007.  The Company has no long term debt.
Net loss for the three and nine month periods ended September 30, 2004 were $409,746 and $1,169,830 respectively.

The above summary of activities and financial results should be read in conjunction with Lumina’s unaudited interim financial statements and Management’s Discussion and Analysis for the period ended September 30, 2004, which are available at www.sedar.com.

“The Copper Development Company”

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

LUMINA COPPER CORP.

#1550 – 625 Howe Street

Vancouver, BC   V6C 2T6

Item 2.

Date of Material Change

November 12, 2004

Item 3.

Press Release

A News Release dated November 12, 2004 was issued in Vancouver, BC, and disseminated through CCN Matthews.

Item 4.

Summary of Material Change

Lumina Copper Corp. reports on its activities and financial results for the quarter ended September 30, 2004 (“Q3”).

Item 5.

Full Description of Material Change

Activities in the quarter focused primarily on the Regalito Property in Chile where the company has recently completed 30,000 meters of drilling in 114 core and reverse circulation drill holes. The program was designed to delineate the extent of copper oxide and secondary sulphide zones present on the property. The program was successful in delineating the extent of significant mineralization to the north, east and west, but the deposit remains open to the southwest, south and southeast.  A preliminary metallurgical testing program that was initiated during the second quarter is currently ongoing.  A more extensive metallurgical testing program involving column tests is scheduled to begin during the fourth quarter.  Vector Engineering, an independent mining consultancy firm with experience in the design and construction of copper heap leaching operations, was retained to provide a preliminary layout analysis for a conceptual leaching operation at Regalito.

As at September 30, 2004, Lumina had cash and cash equivalents of $3,450,674 and working capital of $3,432,430.  Total assets were $17,155,007.  The Company has no long term debt.
Net loss for the three and nine month periods ended September 30, 2004 were $409,746 and $1,169,830 respectively.

The above summary of activities and financial results should be read in conjunction with Lumina’s unaudited interim financial statements and Management’s Discussion and Analysis for the period ended September 30, 2004, which are available at www.sedar.com.

Item 6.

Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.

Omitted Information

N/A.

Item 8.

Senior Officers

ROBERT PIROOZ

Vice President

Telephone: (604) 687-0333

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 12th day of November, 2004.

LUMINA COPPER CORP.

Per:

“Robert Pirooz”

_______________________________

Robert Pirooz,

Vice President